15048533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69316

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/19/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldin Associates Brokerage LLC. / DBA Goldin Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, 44th Floor
(No. and Street)

New York (City) NY (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ivan Greenstein 732-828-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street (Address) New Brunswick (City) NJ (State) 08901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karthik Bhavaraju, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldin Associates Brokerage LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

THERESA A BERTONE
Notary Public, State of New York
No. 01BE6040631
Qualified in ~~New York~~ RICHMOND County
Commission Expires ~~April 24, 2010~~ July 2, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDIN ASSOCIATES BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

Filed in accordance with rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT***

GOLDIN ASSOCIATES BROKERAGE LLC

CONTENTS

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

One Spring Street
New Brunswick, NJ 08901
732 828 1614 fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Goldin Associates Brokerage LLC

We have audited the accompanying statement of financial condition of Goldin Associates Brokerage LLC, as of December 31, 2014. This financial statement is the responsibility of Goldin Associates Brokerage LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goldin Associates Brokerage LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 18, 2015

GOLDIN ASSOCIATES BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	54,896
Total Assets	$	54,896

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	16,963
MEMBER'S EQUITY		37,933
Total Liabilities and Member's Equity	$	54,896

The accompanying notes are an integral part of this financial statement.

GOLDIN ASSOCIATES BROKERAGE LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Goldin Associates Brokerage LLC (the "Company") was organized as a limited liability company on December 10, 2012 under the laws of the State of Delaware, is subject to the provisions of the New York Limited Liability Company Act and is a wholly-owned subsidiary of Goldin Associates, LLC. The Company began business operations in June 2014. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 19, 2014. The Company is a limited liability company and continues indefinitely until it is terminated. The Company serves as a private placement agent and finder regarding private placement of securities and provides advisory services regarding mergers and acquisitions transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Concentration of Credit Risk

The Company maintains cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

c) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. However, the Company is liable for NYC Unincorporated Business taxes. The company did not have income in 2014 and no provision for income taxes is included in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Income Taxes (cont'd)

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and is subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital was $37,933 which was $32,933 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company entered into an expense sharing agreement on July 9, 2014 with its parent, Goldin Associates, LLC, whereby, the company has agreed to pay Goldin Associates, LLC $1,600 per month to cover certain operating expenses. These operating expenses include rent, utilities, office resources, IT/communications, telephone, salaries and professional services. For the period under audit there was $9,600 paid. There are no amounts payable at December 31, 2014.

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 18, 2015 and noted one event that has occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.

On February 4, 2015 the Company filed an amendment changing the Company's name from Goldin Associates Brokerage LLC to Goldin Capital Advisors LLC. This change is effective as of February 5, 2015.